                                                                                                                           (continued...)

PROSPECTUS SUPPLEMENT
(To prospectus dated March 13, 2001)

                                                           2,000,000 Shares

                                                  COUNTRYWIDE CREDIT INDUSTRIES, INC.

                                                             Common Stock

                                                           ----------------

     We are selling 2,000,000 shares of our common stock at a price per share of $45.50.  After deducting underwriting commissions, this will result in net proceeds to us of $45.40 per share, or $90,800,000, before deducting expenses we expect to incur in connection with this offering.

     Our common stock trades on the New York Stock Exchange and the Pacific Stock Exchange under the symbol "CCR."  At the time of the pricing, the price per share for our common stock on the NYSE was $45.50.

     Neither the Securities and Exchange Commission, any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete.
Any representation to the contrary is a criminal offense.

     The shares will be ready for delivery on or about August 29, 2001.

                                                           ----------------

                                                          Merrill Lynch & Co.

                                                           ----------------

                                      The date of this prospectus supplement is August 23, 2001.

                                                         S-6
                                                           TABLE OF CONTENTS

                                                         Prospectus Supplement

                                                              Prospectus

Description of Debt Securities of Countrywide Home Loans and Related Guarantees of Countrywide Credit

     You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. Countrywide Credit Industries, Inc. has not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Countrywide Credit Industries, Inc. is not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

     You should assume that the information appearing in this prospectus supplement and the accompanying prospectus is accurate as of the date on the front cover of this prospectus supplement only. The business, financial condition, results of operations and prospects of Countrywide Credit Industries, Inc. may have changed since that date.

     References in this prospectus supplement to "CCI," "the Company," "we," "us" and "our" refer to Countrywide Credit Industries,
Inc. and its consolidated subsidiaries, unless otherwise specified.

                                                      FORWARD-LOOKING INFORMATION

         Some of the statements in this prospectus supplement and the accompanying prospectus and any documents incorporated by reference constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.
These forward-looking statements reflect our current views with respect to future events or our financial performance, and involve certain known and unknown risks, uncertainties and other factors, including those identified below, which may cause our or our industry's actual or future results, levels of activity, performance or achievements to differ materially from those expressed or implied by any forward-looking statements or from historical results. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "could," "would," "should," "believe," "expect," "plan," "anticipate," "intend," "estimate,"
"predict," "potential" and other expressions which indicate future events and trends. We do not, nor does any other person, assume responsibility for the accuracy and completeness of any forward-looking statements. We have no duty to update or revise any forward-looking statements after the date of this prospectus supplement or to conform them to actual results, new information, future events or otherwise. All of the forward-looking statements are qualified in their entirety by reference to the factors discussed in the section titled "Management's Discussion and Analysis of Financial Conditions and Results of Operations" of our 2001 Form 10-Qs
and our most recent Form 10-K, which describe risks and factors that could cause results to differ materially from those projected in such forward looking statements.

     The following factors, among others, could cause our or our industry's future results to differ materially from historical results or those anticipated:

o        the level of demand for mortgage credit, insurance and securities products;

o        the direction of interest rates;

o        the relationship between mortgage interest rates and the cost of funds;

o        federal and state regulation of our mortgage banking, closing services, capital markets, insurance operations and other businesses; and

o        competition within the mortgage banking industry, capital markets and insurance industries.

     We caution you that these risks may not be exhaustive. We operate in a continually changing business environment, and new risk factors emerge from time to time. Our management cannot predict such new risk factors, nor can it assess the impact, if any, of such new risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those projected in any forward-looking statements. Accordingly, forward-looking statements should not be relied upon as a prediction of actual results.

                                                            USE OF PROCEEDS

     We intend to use the net proceeds to us from the sale of the common stock provided in this prospectus supplement for general corporate purposes.

                                              PRICE RANGE AND DIVIDEND HISTORY OF OUR COMMON STOCK

     Our common stock is traded on the New York Stock Exchange and the Pacific Stock Exchange under the symbol "CCR." Set forth below are the high and low sales prices for CCR common stock, as reported on the New York Stock Exchange composite transaction reporting system, for each quarterly period for the fiscal years ending on February 28 (29), 1999, 2000, 2001, and 2002. Also set forth below are the cash dividends declared per share of CCR common stock during such periods:

                                                                                                        Cash
                                                                                                     Dividends
                                                                                 High       Low       Declared
                  Fiscal Year Ending on February 28, 2002
                  2nd Quarter (through August 22, 2001)                        $46.90     $38.55       $0.10
                  1st Quarter                                                    49.35     38.05        0.10
                  Fiscal Year Ending on February 28, 2001
                  4th Quarter                                                    52.00     36.31        0.10
                  3rd Quarter                                                    41.69     31.50        0.10
                  2nd Quarter                                                    39.75     30.00        0.10
                  1st Quarter                                                    35.00     22.31        0.10
                  Fiscal Year Ending on February 29, 2000
                  4th Quarter                                                    29.25     23.00        0.10
                  3rd Quarter                                                    35.25     27.75        0.10
                  2nd Quarter                                                    45.25     31.63        0.10
                  1st Quarter                                                    48.00     36.56        0.10
                  Fiscal Year Ending on February 28, 1999
                  4th Quarter                                                    51.44     36.75        0.08
                  3rd Quarter                                                    50.75     28.63        0.08
                  2nd Quarter                                                    56.25     37.00        0.08
                  1st Quarter                                                    54.50     44.25        0.08

                                                             UNDERWRITING

     We intend to offer the shares through Merrill Lynch, Pierce, Fenner&Smith Incorporated ("Merrill Lynch").  Subject to the terms and conditions described in an underwriting agreement between us and Merrill Lynch, we have agreed to sell to Merrill Lynch, and
Merrill Lynch has agreed to purchase from us, 2,000,000 shares of our common stock.

     Merrill Lynch has agreed to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased.

     We have agreed to indemnify Merrill Lynch against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments Merrill Lynch may be required to make in respect of those liabilities.

     Merrill Lynch is offering the shares, subject to prior sale, when, as and if issued to and accepted by it, subject to approval of legal matters by its counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by Merrill Lynch of officer's certificates and legal opinions.  Merrill Lynch reserves the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

     Merrill Lynch will receive additional compensation in the form of a commission from the purchaser of the shares.

     The expenses of the offering, not including the underwriting commission, are estimated at $50,000 and are payable by Countrywide.

Price Stabilization and Short Positions

     Until the distribution of the shares is completed, SEC rules may limit Merrill Lynch from bidding for and purchasing our common stock.  However, Merrill Lynch may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

     If Merrill Lynch creates a short position in the common stock in connection with the offering, i.e., if it sells more shares than are set forth on the cover of this prospectus supplement, Merrill Lynch may reduce that short position by purchasing shares in the open market.  Purchases of the common stock to stabilize its price or to reduce a short position may cause the price of the common stock to be higher than it might be in the absence of such purchases.

     Neither we nor Merrill Lynch make any representations or predictions as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock.  In addition, neither we nor Merrill Lynch make any representations that Merrill Lynch will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Other Relationships

     Merrill Lynch and its affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us.  They have received customary fees and commissions for these transactions.

                                                       VALIDITY OF COMMON STOCK

    The validity of our common stock is being passed upon for CCI by Munger, Tolles &Olson LLP, Los Angeles, California, and for
Merrill Lynch by Sidley Austin Brown &Wood llp, New York, New York.